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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Section 13 and 15(d) of the Securities Exchange Act of 1934.


                                  001-13560 (Corrections Corporation of America)
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                                               (Commission File Number)

                       CORRECTIONS CORPORATION OF AMERICA
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             (Exact name of registrant as specified in its charter)

      10 Burton Hills Boulevard, Nashville, Tennessee 37215; (615) 263-3000
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Common Stock, $1.00 Par Value
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            (Title of each class of securities covered by this Form)

                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)      [ ]              Rule 12h-3(b)(1)(ii)      [ ]
         Rule 12g-4(a)(1)(ii)     [ ]              Rule 12h-3(b)(2)(i)       [ ]
         Rule 12g-4(a)(2)(i)      [ ]              Rule 12h-3(b)(2)(ii)      [ ]
         Rule 12g-4(a)(2)(ii)     [ ]              Rule 15d-6                [X]
         Rule 12h-3(b)(1)(i)      [X]

 Approximate number of holders of record as of the certification or notice date:
                                      None*
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*   Following consummation of the merger of Corrections Corporation of America with and into Prison Realty Corporation, a Maryland corporation, with Prison Realty Corporation being the surviving corporation.

         Pursuant to the requirements of the Securities Exchange Act of 1934, Prison Realty Corporation, a Maryland corporation, as successor to Corrections Corporation of America, a Tennessee corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 26, 1999               By: /s/ Vida H. Carroll
              --                         --------------------------------------
                                         Vida H. Carroll
                                         Chief Financial Officer, Secretary and
                                           Treasurer
                                         Prison Realty Corporation